# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Grindr Inc., CIK 0001820144
CUSIP: 39854F119
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 750 N. San Vicente Blvd., Suite RE 1400, West Hollywood, California (CA), 90069
Date of event which requires filing of this statement: 11/26/2025
Filed by CIK 0001937262
Persons authorized to receive notices and communications: James Fu Bin Lu, c/o Longview Grindr Holdings Limited, 428 East Street Ste E, Grinnell, Iowa (IA), 50112, (650) 353-8113

## Reporting persons
- James Fu Bin Lu (CIK 0001937262): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 22,398,752; shared voting power 0; sole dispositive power 22,398,752; shared dispositive power 0; aggregate amount beneficially owned 22,398,752 (12.1% of the class)
  Comment: The percentage set forth in Row 13 of this Cover Page is based on 184,734,121 shares of Common Stock of the Issuer outstanding as of November 3, 2025, as reported on Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 6, 2025.
- Longview Capital Group Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: personal funds (PF); sole voting power 22,398,752; shared voting power 0; sole dispositive power 22,398,752; shared dispositive power 0; aggregate amount beneficially owned 22,398,752 (12.1% of the class)
  Comment: The percentage set forth in Row 13 of this Cover Page is based on 184,734,121 shares of Common Stock of the Issuer outstanding as of November 3, 2025, as reported on Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 6, 2025.
- Longview Grindr Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: personal funds (PF); sole voting power 22,398,752; shared voting power 0; sole dispositive power 22,398,752; shared dispositive power 0; aggregate amount beneficially owned 22,398,752 (12.1% of the class)
  Comment: The percentage set forth in Row 13 of this Cover Page is based on 184,734,121 shares of Common Stock of the Issuer outstanding as of November 3, 2025, as reported on Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 6, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Grindr Inc.
Address of issuer's principal executive offices: 750 N. San Vicente Blvd., Suite RE 1400, West Hollywood, California (CA), 90069
Comment:
This Amendment No. 10 (this "Amendment) to the Schedule 13D filed by the Reporting Persons on November 28, 2022, as amended from time to time ("Schedule 13D") relates to the Common Stock, par value $0.0001 per share (the "Common Stock") of Grindr Inc., a Delaware corporation (the "Issuer" or "Grindr").

Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of this Schedule 13D is hereby amended and supplemented by adding the following text:

On November 26, 2025, Mr. Zage and Mr. Lu delivered a letter to the special committee of the board of directors of the Issuer informing the special committee that they have determined not to proceed with the Proposal, they are terminating any further discussions with the special committee and the Issuer regarding the Proposal and that the Proposal is withdrawn with immediate effect.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

The information set forth in rows (11) and (13) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5.

The reported securities include 9,885 shares of the Issuer's Common Stock beneficially owed by Mr. Lu, and 22,388,867 shares of Common Stock beneficially owned by Longview Grindr Holdings Limited ("Longview Grindr") and Longview Capital Group Limited ("Longview" and, together with Mr. Lu and Longview Grindr, the "Reporting Persons").
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated as follows:

The information set forth in rows (7) through (10) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5.

Mr. Lu, as sole equityholder in Longview, which is the sole equityholder in Longview Grindr, has sole power to vote or direct the vote of (and sole power to dispose or direct the disposition of) 23,893,322 shares of Common Stock. The filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons is, for purposes of Section 13(d) or 13(g) of the Act or for any other purpose, the beneficial owner of any securities (other than the securities directly held by such Reporting Person) covered by this Schedule 13D.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons have disposed of shares of the Issuer's Common Stock since the filing on November 6, 2025, of Amendment No. 9 to the Schedule 13D as follows:

Date Trade Type Amount of Shares Weighted Average Price Low Price High Price
11/11/25 Sale 558,744 $14.99 $14.80 $15.30
11/12/25 Sale 291,948 $14.80 $14.57 $15.12
11/13/25 Sale 205,579 $14.45 $14.36 $14.72
11/14/25 Sale 363,665 $14.10 $14.00 $14.30
11/17/25 Sale 4,316 $14.01 $14.00 $14.06
11/18/25 Sale 75,748 $13.65 $13.49 $13.86
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The following exhibit is incorporated by reference into this Schedule 13D.

Exhibit 1 Withdrawal letter to the special committee of the board of directors of the Issuer dated November 26, 2025.

## Signatures
- James Fu Bin Lu: James Fu Bin Lu, James Fu Bin Lu (11/26/2025)
- Longview Capital Group Limited: James Fu Bin Lu, James Fu Bin Lu, Member (11/26/2025)
- Longview Grindr Holdings Limited: James Fu Bin Lu, James Fu Bin Lu, Director (11/26/2025)